Exhibit 99.1

Bilibili Inc. Announces Proposed Offering of 10,554,000 American Depositary Shares

SHANGHAI, April 1, 2019—Bilibili Inc. (NASDAQ: BILI) (“Bilibili” or the “Company”), a leading online entertainment platform for young generations in China, today announced the commencement of the offering of 10,554,000 American depositary shares (the “ADSs”), each representing one Class Z ordinary share of the Company (the “Primary ADS Offering”). In addition, certain selling shareholders are offering 6,526,187 ADSs of the Company (the “Secondary ADS Offering” and, together with the Primary ADS Offering, the “ADS Offering”). The Company intends to grant the underwriters in the ADS Offering a 30-day option to purchase up to an additional 2,562,028 ADSs.

The Company also commenced a concurrent offering US$300 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”) (the “Notes Offering”). The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$45 million principal amount of the Notes. The closing of the ADS Offering is not contingent upon the closing of the Notes Offering, and the closing of the Notes Offering is not contingent upon the closing of the ADS Offering. The offerings are subject to market conditions and other factors.

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as the joint book-running managers for the ADS Offering.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on April 1, 2019. A preliminary prospectus supplement related to the proposed ADS Offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from (1) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY, 10014, United States of America, or by calling 1-866-718-1649, or by email at prospectus@morganstanley.com; (2) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at usa.prospectus@credit-suisse.com; and (3) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by calling 1-866-803-9204.

The Company plans to use the net proceeds from the Primary ADS Offering and the concurrent Notes Offering for enriching content offerings, investing in research and development, and other general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the ADSs and the Notes, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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